EDGAR Submission Header Summary

Submission Type		**8-K**
Live File		**on**
Return Copy		**on**
Submission Contact		**Kenneth Armstrong**
Submission Contact Phone Number		**1-727-567-5170**
Exchange		**NYSE**
Confirming Copy		**off**
Filer CIK		**0000720005**
Filer CCC		**xxxxxxxx**
Period of Report		**03/11/08**
Item IDs		**8.01**
		9.01
Notify via Filing website Only		**off**
Emails		**nancy.rice@raymondjames.com**
		doug.krueger@raymondjames.com
		jennifer.ackart@raymondjames.com
		kenneth.armstrong@raymondjames.com

Documents

8-K		k8031108.htm
		8-K
EX-99.1		ex991.htm
		Press Release
GRAPHIC		logo.jpg
8-K		submissionpdf.pdf
		PDF

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<?xml version="1.0"?>
<XFDL version="5.0.0">
	<page sid="PAGE1">
		<combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
		<radio sid="SubTable_live_"><value>on</value></radio>
		<check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
		<field sid="SubContact_contactName_"><value>Kenneth Armstrong</value></field>
		<field sid="SubContact_contactPhoneNumber_"><value>1-727-567-5170</value></field>
		<popup sid="SubSro_sroId_"><value>NYSE</value></popup>
		<check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
		<field sid="SubFiler_filerId_"><value>0000720005</value></field>
		<field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

		<field sid="SubTable_periodOfReport_"><value>03/11/08</value></field>
		<combobox sid="SubItem_itemId_"><value>8.01</value></combobox>
		<combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
		<combobox sid="SubTable_itemSubmissionType_"><value></value></combobox>
	</page>
	<page sid="PAGE2">
		<field sid="SubDocument_conformedName_"><value>k8031108.htm</value></field>
		<combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
		<field sid="SubDocument_description_"><value>8-K</value></field>
		<data sid="data1"><filename>k8031108.htm</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_1"><value>ex991.htm</value></field>
		<combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
		<field sid="SubDocument_description_1"><value>Press Release</value></field>
		<data sid="data2"><filename>ex991.htm</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_2"><value>logo.jpg</value></field>
		<combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
		<data sid="data3"><filename>logo.jpg</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
		<combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
		<field sid="SubDocument_description_3"><value>PDF</value></field>
		<data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
	</page>
	<page sid="PAGE3">
		<check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
		<field sid="SubInternet_internetAddress_"><value>nancy.rice@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_3"><value>kenneth.armstrong@raymondjames.com</value></field>
	</page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

March 11, 2008
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

Raymond James Financial, Inc. issued a press release, dated March 11, 2008, announcing an increase in the authorization to purchase the Company's stock. A copy of such press release is attached hereto as Exhibit 99.1.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates them by reference.

Item 9.01 Financial Statements and Exhibits

(d) The following are filed as exhibits to this report:

Exhibit No.

99.1 Press release dated March 11, 2008 issued by Raymond James Financial, Inc.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


RAYMOND JAMES FINANCIAL, INC.


Date: March 12, 2008   By: /s/ Jeffrey P. Julien
                                                                Jeffrey P. Julien
                                                                Senior Vice President - Finance
                                                                and Chief Financial Officer

RAYMOND JAMES®

March 11, 2008   FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL, INC.
BOARD OF DIRECTORS AUTHORIZES
REPURCHASE OF COMPANY'S STOCK

ST. PETERSBURG, Fla. – Raymond James Financial announced today that its board of directors authorized an additional $75 million for repurchases of the company's common stock at the discretion of the Board's Share Repurchase Committee.

From February 15, 2008, through today, the company has reacquired over 2.5 million shares of its common stock at an average price of $22.66 per share. These purchases, combined with previous share repurchase activity, have effectively exhausted the board's previous $75 million authorization from May 2004.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principalwholly owned broker/dealers (Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd.) and Raymond James Investment Services Limited, a majority-owned independent contractor subsidiary in the United Kingdom, have a total of more than 4,770 financial advisors serving approximately 1.6 million accounts in 2,200 locations throughout the United States, Canada and overseas. In addition, total client assets are currently $211 billion, of which approximately $35.8 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding economic conditions, management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2007 annual report on Form 10-K which is available on raymondjames.com and sec.gov.

-30-

For more information, contact Anthea Penrose at 727-567-2824
Please visit the Raymond James Press Center at **raymondjames.com/media**.